UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of October 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Item 1:	Form 6-K dated October 6, 2017 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated:	October 6, 2017

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

SOLID SALES IN SEPTEMBER FOR JAGUAR LAND ROVER

	September	% change YOY	Jan – Sept	% increase YOY
Jaguar Land Rover	65,097	6.6%	466,662	7.5%
Jaguar	18,336	3.9%	137,498	33.0%
Land Rover	46,761	7.7%	329,164	(0.5%)

October 6, 2017, Whitley, UK: Retail sales for Jaguar Land Rover totalled were 65,097 vehicles in September, up 6.6% compared to September 2016, primarily reflecting continued solid sales of the F-PACE as well as the introduction of the Range Rover Velar, Jaguar XF Sportbrake and long wheel base Jaguar XFL in China.

Retail sales in September were up year-on-year in China (20.1%), North America (17.1%), Overseas markets (10.2%) and Europe (1.0%) but down 3.7% in the UK reflecting general market conditions.

Andy Goss, Jaguar Land Rover Group Sales Operations Director, said: “September saw a solid performance this month across both of our brands, thanks in large part to continued customer demand for the Jaguar F-PACE and Discovery Sport, as well as an impressive consumer response to the new Range Rover Velar.”

Jaguar retail sales were 18,336 vehicles in September, up 3.9% on September 2016, primarily driven by continued solid sales of F-PACE and the introduction of the long wheel base XFL in China.

Land Rover retailed 46,761 vehicles in September, up 7.7% compared to September of last year, primarily reflecting the introduction of the new Range Rover Velar.

October will see the launch of the 2018 model of Range Rover Sport, which will be Jaguar Land Rover’s first plug-in hybrid electric vehicle and marks a significant step on the company’s road to electrification.

ENDS.

For more information, please visit www.newsroom.iaquarlandrover.com or contact:

Kelly Mundee

M: +44 (0) 7880 182287

E: kmundee2@jaguarlandrover.com

Andrew Marsh

M: +44 (0) 7880 043 184

E: amarsh1@jaguarlandrover.com

About Tata Motors

Tata Motors Limited, a USD 42 billion is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. As India’s largest automobile company and part of the USD 100 billion Tata group, Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea. In India, Tata Motors has an industrial joint venture with Fiat. Engaged in engineering and automotive solutions, with a focus on future-readiness and a pipeline of tech-enabled products, Tata Motors is India’s market leader in commercial vehicles and among the top in passenger vehicles with 9 million vehicles on Indian roads. The company’s innovation efforts are focused on developing auto technologies that are sustainable as well as suited. With design and R&D centres located in India, the UK, Italy and Korea, Tata Motors strives to pioneer new products that fire the imagination of GenNext customers. Abroad, Tata cars, buses, and trucks are being marketed in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.